                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-63566

PROSPECTUS SUPPLEMENT

(To the prospectus dated July 27, 2001)
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3,800,000 COMMON UNITS

[NORTHERN BORDER PARTNERS, L.P. LOGO]   Northern Border Partners, L.P.

REPRESENTING LIMITED PARTNER INTERESTS

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The selling unitholders named in this prospectus supplement are selling 3,800,000 common units as described in this prospectus supplement and the accompanying base prospectus. We will not receive any of the proceeds from the common units sold by the selling unitholders.

Our common units are traded on the New York Stock Exchange under the symbol "NBP." The last reported sale price of the common units on the New York Stock Exchange on August 1, 2001, was $37.70 per common unit.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING BASE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER UNIT           TOTAL
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Public offering price                                           $37.70    $143,260,000
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Underwriting discounts and commissions                          $ 1.60    $  6,080,000
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Proceeds to the selling unitholders                             $36.10    $137,180,000
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The underwriters may also purchase up to 570,000 common units from certain selling unitholders at the public offering price to cover over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. Delivery of the common units to investors will be made on or about August 6, 2001.

                          JOINT BOOK-RUNNING MANAGERS

UBS WARBURG                                                 SALOMON SMITH BARNEY
         A.G. EDWARDS & SONS, INC.
                  LEHMAN BROTHERS
                            DAIN RAUSCHER WESSELS
                                              FIRST UNION SECURITIES, INC.
                                                                        JPMORGAN

           The date of this prospectus supplement is August 1, 2001.

You should rely only on the information contained in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. The selling unitholders are not making an offer of the common units in any state where the offer or sale is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying base prospectus, as well as the information we have previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date. For purposes of this prospectus supplement and the accompanying base prospectus, unless the context otherwise indicates, when we refer to "us," "we," "our," "ours" or "Northern Border," we are describing ourselves, Northern Border Partners, L.P., together with our subsidiaries.

TABLE OF CONTENTS
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PROSPECTUS SUPPLEMENT
Prospectus supplement summary........    S-1
Factors affecting the results of our
  strategy...........................    S-6
Use of proceeds......................    S-6
Distributions........................    S-7
Selected historical consolidated
  financial data.....................    S-8
Principal and selling unitholders....    S-9
Underwriting.........................   S-10
Legal matters........................   S-12
Experts..............................   S-12
Forward looking statements...........   S-12

BASE PROSPECTUS
The offered securities.................    2
Where you can find more information....    2
Cautionary statement regarding forward
  looking statements...................    3
Our business...........................    4
Our structure..........................    7
Factors affecting the results of our
  strategy.............................    8
Common units...........................    8
Use of proceeds........................    9
Tax considerations.....................    9
Offering unitholders...................   22
Plan of distribution...................   23
Legal matters..........................   24
Experts................................   24

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                                                                               I

Prospectus supplement summary

This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part is the base prospectus, which gives more general information, some of which may not apply to this offering. If information varies between this prospectus supplement and the base prospectus, you should rely on the information in this prospectus supplement. You should carefully read the entire prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference to understand fully the terms of the common units, as well as the tax and other considerations that are important to you in making your investment decision.

                         NORTHERN BORDER PARTNERS, L.P.

WHO WE ARE

Northern Border Partners was formed in 1993 to acquire, own and manage pipeline and other midstream energy assets. Today, we are one of the largest publicly-traded limited partnerships and a leading transporter of natural gas imported from Canada to the United States. We own a 70% interest in Northern Border Pipeline Company, which owns and manages a 1,214-mile regulated natural gas pipeline system that transported over one-fifth of all natural gas imported from Canada to the United States in 2000. Our interest in Northern Border Pipeline currently represents over 65% of our assets and provides us with stable, fixed-rate cash flows. We recently completed the acquisition of Midwestern Gas Transmission Company, which owns a 350-mile regulated natural gas pipeline system. In addition, we have significantly expanded our non-regulated midstream energy operations through recent acquisitions in the United States and Canada. We believe these businesses position us with another important platform for expansion. Strategically, we will focus on maintaining the current high utilization of our interstate pipeline assets and acquiring additional natural gas-related assets that generate relatively stable cash flow and offer the potential for future growth.

The Northern Border Pipeline system transports natural gas from the Canadian border at Port of Morgan, Montana to important end markets in the midwestern United States. Approximately 90% of the natural gas transported by Northern Border Pipeline during 2000 was produced in the reserve-rich western Canadian sedimentary basin located in the provinces of Alberta, British Columbia and Saskatchewan. Just under 99% of the pipeline's capacity is contractually committed to more than 50 shippers through mid-September 2003 with a weighted average contract life of approximately six years. Northern Border Pipeline does not own the natural gas that it transports, and therefore it does not assume the related natural gas commodity price risk.

Northern Border Pipeline has completed a number of expansions and extensions to its pipeline system and is in the process of completing another growth project, Project 2000. The Chicago Project, our most recently completed expansion, successfully increased the pipeline system's capacity by 42% to 2.4 billion cubic feet per day on the 822-mile segment of the pipeline and expanded its delivery service to the Chicago market area. As a result of the project, Northern Border Pipeline is able to deliver to Chicago 645 million cubic feet per day, an amount equal to approximately 20% of the natural gas baseload of the local natural gas distribution companies in the Chicago area. Project 2000 will expand and extend the pipeline system into Indiana. The expansion affords shippers on the pipeline system access to industrial gas consumers in northern Indiana and is expected to be in service by November 2001.

We also own various interests in entities that own and operate an aggregate of approximately 4,000 miles of gas gathering facilities in the Williston Basin in Montana and North Dakota and the Powder River and Wind River Basins in Wyoming. The gathering facilities connect to the interstate gas pipeline grid serving the natural gas markets in the Rocky Mountains, the Midwest and California. These assets diversify our business mix by allowing us access to new producing areas with growth

PROSPECTUS SUPPLEMENT SUMMARY
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potential and by allowing us to apply our knowledge of interstate pipeline operations to the less regulated gathering and processing components of the natural gas business.

OUR GENERAL PARTNERS

Our general partners are subsidiaries of Enron Corp. and The Williams Companies, Inc. We are managed by our partnership policy committee consisting of three members appointed by our three general partners. Control of Northern Border Pipeline is overseen by its management committee, which consists of three of our representatives and one from TC PipeLines, LP, the owner of the remaining 30% interest in Northern Border Pipeline. TC PipeLines, LP is a publicly traded partnership whose general partner is a subsidiary of TransCanada PipeLines Limited. Through its general partner interests in us, Enron effectively controls a majority of the voting power on our partnership policy committee and on the Northern Border Pipeline management committee.

Enron is one of the world's leading electricity, natural gas and communications companies. Enron produces electricity and natural gas, develops, constructs and operates energy facilities worldwide and delivers both physical commodities and financial and risk management services to customers. Enron is also developing an intelligent network platform to provide bandwidth management services and the delivery of high bandwidth communication applications.

Williams, through its subsidiaries, connects businesses to energy, delivering innovative, reliable products and services. Williams' primary businesses include natural gas pipeline transportation, energy marketing and trading, natural gas gathering and processing, natural gas liquids pipelines, petroleum products pipeline and terminaling, two refineries, exploration and production, ethanol production and international operations and investments. Williams' operations span North America, South America and Europe.

OUR BUSINESS STRATEGY

Our objective is to continue to be a leading, growth-oriented master limited partnership with a goal of increasing our cash flow and distributions to unitholders. We intend to execute our business strategy by:

o Maintaining the current high utilization of our regulated, interstate pipeline assets, by:

   -- Continuing to develop superior market access for shippers in the regions that we serve

   -- Aggressively pursuing service to new electric generation facilities

   -- Creating and delivering new value-added services beneficial to our customers

o Increasing the capacity and efficiency of our pipeline, gathering and processing assets, by:

   -- Targeting pipeline expansions supported by long-term, fee-based or fixed-rate contracts

   -- Aggressively controlling operating costs

o Acquiring additional natural gas-related assets with relatively stable cash flow characteristics and potential for future growth in the United States and Canada

o Maintaining our strong financial position and our ability to access capital to fund future growth prospects

RECENT STRATEGIC DEVELOPMENTS

ACQUISITION OF BEAR PAW ENERGY

On March 30, 2001, we completed a $382 million acquisition of Bear Paw Energy, LLC. The purchase price consisted of approximately half cash and half common units. Bear Paw Energy has extensive gathering and processing operations in the Powder River Basin in Wyoming and the Williston Basin in Montana and North Dakota. Bear Paw Energy has approximately 226,000 acres under

PROSPECTUS SUPPLEMENT SUMMARY
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dedication and 600 miles of gathering lines in the Powder River Basin. In the Williston Basin, Bear Paw Energy has over 2,800 miles of gathering lines and four gas processing plants with 90 million cubic feet per day of capacity.

ACQUISITION OF CANADIAN MIDSTREAM ASSETS BY BORDER MIDSTREAM SERVICES

On April 4, 2001, we completed a Cdn.$70 million cash acquisition of the Mazeppa and Gladys sour gas processing plants, gas gathering systems and a minority interest in the Gregg Lake/Obed Pipeline from Dynegy Canada, Inc. The Mazeppa and Gladys plants, which are located near Calgary, Alberta, have a combined capacity of 87 million cubic feet per day. The Gregg Lake/Obed Pipeline system, which is located near Edmonton, Alberta, is comprised of 85 miles of gathering lines with a capacity of approximately 150 million cubic feet per day. We believe that these assets provide an important platform for future growth in the region.

ACQUISITION OF MIDWESTERN GAS TRANSMISSION COMPANY

On April 30, 2001, we acquired Midwestern from El Paso Corporation for approximately $100 million in cash. The Midwestern system is a 350-mile interstate natural gas pipeline extending from Portland, Tennessee to Joliet, Illinois with a capacity of 650 million cubic feet per day. Midwestern connects to seven other major interstate pipeline systems, including Northern Border Pipeline. The acquisition of Midwestern extends our market reach south and east of the Chicago hub and provides additional opportunities to serve the growing electric generation markets in this region.

RECENT FINANCIAL DEVELOPMENTS

INCREASE IN CASH DISTRIBUTIONS

Effective with the first quarter 2001 distribution, we increased our quarterly cash distribution to $0.7625 from $0.70 per common unit. The indicated annual distribution is now $3.05 per common unit. This was our fifth increase in cash distributions in four years and the second in the past nine months. This increase reflects the continued successful execution of our strategy through the strong performance of our core businesses and recent accretive acquisitions.

REFINANCING OF REVOLVING CREDIT FACILITY

On March 21, 2001, we entered into a $200 million revolving credit facility with a group of commercial lenders. The new credit facility has a term of three years and replaces the revolving credit facilities we entered into in June 2000.

ISSUANCE OF SENIOR NOTES

On March 21, 2001, we issued $225 million of our 7.10% Senior Notes due 2011 in a Rule 144A offering. The notes are our senior unsecured obligations and were rated Baa1 by Moody's Investor Services and BBB+ by Standard & Poor's Rating Services. Net proceeds from the offering were used to fund a portion of the Bear Paw Energy acquisition and to reduce outstanding indebtedness.

ISSUANCE OF COMMON UNITS

On April 11, 2001, we sold 407,550 common units to a money manager, on behalf of its clients, in a direct placement. The money manager purchased the common units for accounts over which it has discretionary investment authority. We received net proceeds from the sale, together with our general partners' capital contribution, of approximately $15 million.

On May 16, 2001, we sold 4,000,000 common units to the public. A selling unitholder sold an additional 1,123,500 common units in the offering. We received net proceeds from the offering, together with our general partners' capital contribution, of approximately $155 million.

PROSPECTUS SUPPLEMENT SUMMARY
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OTHER RECENT DEVELOPMENTS

The Assiniboine and Sioux Tribes of the Fort Peck Indian Reservation issued a press release on August 1, 2001 announcing that they filed a lawsuit against Northern Border Pipeline to collect more than $3 million in back taxes. Although Northern Border Pipeline has not been served with process in the lawsuit and has not reviewed the complaint, we believe that the lawsuit relates to a utilities tax on certain Northern Border Pipeline properties within the Fort Peck Reservation. Based on recent decisions by the federal courts, we believe that the Tribes do not have the authority to impose the tax. In any event, we believe that the lawsuit will not have a material adverse impact on us.

PROSPECTUS SUPPLEMENT SUMMARY
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THE OFFERING

Common units offered................     3,800,000 common units, all of which
                                         are offered by the selling unitholders.

Common units outstanding before and
after the offering..................     41,623,014 common units

New York Stock Exchange symbol......     NBP

Use of proceeds.....................     We will not receive any proceeds from
                                         the sale of any common units in this
                                         offering, including any common units
                                         sold if the underwriters exercise their
                                         over-allotment option.

Timing of next quarterly
distribution........................     Cash distributions will not be made on
                                         the common units purchased in this
                                         offering until November 2001, when the
                                         distribution will be made for the third
                                         quarter 2001.

Except as the context otherwise indicates, the information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

TAX CONSIDERATIONS

The tax consequences to you of an investment in common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of units, please read "Tax Considerations" beginning on page 9 of the accompanying base prospectus. You should consult your own tax advisor about the federal, state and local tax consequences peculiar to your circumstances.

We estimate that a purchaser of common units in this offering who holds them through 2004 will be allocated an amount of federal taxable income for the period 2001 through 2004 that will be less than 10% of the amount of cash distributed to such unitholder with respect to that period. This estimate is based on certain assumptions regarding revenues, capital expenditures, anticipated cash distributions, amounts expended for Project 2000 and other factors. The Internal Revenue Service could disagree with our tax reporting positions, including estimates of the relative fair market values of our assets and the validity of curative allocations. Although we believe that this estimate is reasonable, it is subject to uncertainties beyond our control, and we cannot assure you that this estimate will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material. Taxable income will be allocated to purchasers of common units in this offering from the date of purchase, but cash distributions will not be made on the common units purchased in this offering until November 2001, when the distribution will be made for the third quarter 2001.

Ownership of common units by tax-exempt entities, regulated investment companies and foreign investors raises issues unique to such persons. Please read "Tax Considerations -- Disposition of Common Units -- Tax-Exempt Organizations and Other Investors" in the accompanying base prospectus.

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Factors affecting the results of our strategy

Part of our business strategy is to expand existing assets and acquire additional assets and businesses that will allow us to increase our cash flow and distributions to unitholders. Recently, we have made several acquisitions that significantly increased our asset base and expanded our business beyond interstate natural gas pipeline operations. Unexpected costs or challenges may arise whenever we acquire new assets or businesses. Unlike our regulated interstate natural gas pipeline operations, which provide relatively stable cash flows, the cash flows from our recent acquisitions and other future acquisitions may be less predictable, which could in turn affect the amount of cash we have available for distribution. Successful acquisitions require management and other personnel to devote significant amounts of time to new businesses or integrating the acquired assets with existing businesses. These efforts may temporarily distract management's attention from day-to-day business, the development or acquisition of new assets or businesses and other opportunities.

Our ability to expand our midstream gas gathering businesses will depend in large part on the pace of drilling and production activity in the Powder River, Wind River and Williston Basins. Drilling and production activity will be impacted by a number of factors beyond our control, including demand for and prices of natural gas, the ability of producers to obtain necessary permits and capacity constraints on natural gas transmission pipelines that transport gas from the producing areas to the Rocky Mountain, Midwest and California markets. If drilling and production activity proceeds at levels that are lower than those projected at the time of the acquisitions, we may not realize the expected increases in income and cash flow.

Although our business strategy is to pursue fee-based and fixed-rate contracts, some of our gas processing facilities are subject to certain contracts that give us quantities of natural gas and natural gas liquids as payment for our processing services. The income and cash flow from these contracts will be impacted directly by changes in these commodity prices. We have hedged a substantial portion of our commodity price risk under these contracts for 2001 and approximately one-fourth of our commodity price risk for 2002.

We may need new capital to finance future acquisitions and expansions. If our access to capital is limited, this will impair our ability to execute our growth strategy. As we acquire new businesses and make additional investments in existing businesses, we may need to increase borrowings and issue additional equity in order to maintain an appropriate capital structure. This may impact the market value of our common units.

Use of proceeds

We will not receive any proceeds from the sale of any common units in this offering, including any common units sold if the underwriters exercise their over-allotment option.

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Distributions

The following table sets forth quarterly declared cash distributions on our common units for the quarter with respect to which they are payable:

                                                              DISTRIBUTIONS DECLARED
                                                                     PER COMMON UNIT
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2001
  Second Quarter............................................                 $0.7625(1)
  First Quarter.............................................                  0.7625
2000
  Fourth Quarter............................................                 $0.7000
  Third Quarter.............................................                  0.7000
  Second Quarter............................................                  0.6500
  First Quarter.............................................                  0.6500
1999
  Fourth Quarter............................................                 $0.6500
  Third Quarter.............................................                  0.6100
  Second Quarter............................................                  0.6100
  First Quarter.............................................                  0.6100
1998
  Fourth Quarter............................................                 $0.6100
  Third Quarter.............................................                  0.5750
  Second Quarter............................................                  0.5750
  First Quarter.............................................                  0.5750

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(1) The second quarter 2001 distribution will be payable August 14, 2001 to unitholders of record on July 31, 2001. As a result, the purchasers of common units in this offering will not receive distributions until November 2001.

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Selected historical consolidated financial data

                                           THREE MONTHS ENDED
(IN THOUSANDS, EXCEPT PER UNIT DATA)            MARCH 31,                             YEAR ENDED DECEMBER 31,
INCOME STATEMENT DATA                       2001         2000         2000         1999         1998         1997
                                               (unaudited)                                                                1996
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Operating revenues, net................  $   87,960   $   81,517   $  339,732   $  318,963   $  217,592   $  198,574   $  201,943
Operations and maintenance.............      16,017       12,874       62,097       53,451       44,770       37,418       28,366
Depreciation and amortization..........      15,694       15,589       60,699       54,842       43,885       40,332       46,979
Taxes other than income................       4,093        7,883       28,634       30,952       22,012       22,836       24,390
Regulatory credit......................          --           --           --           --       (8,878)          --           --
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income.......................      52,156       45,171      188,302      179,718      115,803       97,988      102,208
Interest expense, net..................      21,696       18,691       81,495       67,709       30,922       30,860       32,670
Other income (expense).................      (1,720)         109        8,032        4,562       13,208        8,149        2,900
Minority interests in net income.......      10,767        8,623       38,119       35,568       30,069       22,253       22,153
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income to partners.................  $   17,973   $   17,966   $   76,720   $   81,003   $   68,020   $   53,024   $   50,285
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
Net income per unit....................  $     0.54   $     0.59   $     2.50   $     2.70   $     2.27   $     1.97   $     1.88
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
Number of units used in computation....      31,565       29,347       29,665       29,347       29,345       26,392       26,200
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
CASH DISTRIBUTIONS DECLARED PER UNIT
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Common unit(1).........................  $     0.76   $     0.65   $     2.70   $     2.48   $     2.34   $     2.23   $     2.20
                                         ==========   ==========   ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA (AT END OF PERIOD)
---------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net.....  $1,742,353   $1,726,933   $1,732,076   $1,745,356   $1,730,476   $1,118,364   $  937,859
Total assets...........................   2,508,126    1,876,174    2,082,720    1,863,437    1,825,766    1,266,917    1,016,484
Long-term debt, including current
 maturities............................   1,423,418    1,050,939    1,171,962    1,031,986      976,832      481,355      377,500
Minority interests in partners'
 equity................................     253,281      249,812      248,098      250,450      253,031      174,424      158,089
Partners' capital......................     754,044      513,564      572,274      515,269      507,426      500,728      410,586

OTHER FINANCIAL DATA
---------------------------------------------------------------------------------------------------------------------------------
EBITDA(2)..............................  $   67,702   $   61,037   $  259,274   $  239,122   $  172,896   $  146,469   $  152,087
Net cash provided by operating
 activities............................      39,226       37,387      169,615      173,368      103,849      119,621      137,534
Net cash used in investing
 activities............................     227,211        2,489      257,992      134,165      652,194      149,870       23,393
Net cash provided by (used in)
 financing activities..................     219,694       (9,782)     100,813      (57,318)     482,630       95,616     (112,169)
Capital expenditures...................      25,391          380       19,721      102,270      652,194      152,658       18,597
Acquisition of businesses..............     198,659           --      229,505       31,895           --           --           --

---------------

(1) Amounts shown represent declared cash distributions on our common units for the period with respect to which they are payable.

(2) EBITDA is defined for this purpose as: net income before minority interests; interest expense; and depreciation and amortization, including goodwill amortization, which is netted against equity earnings of unconsolidated affiliates.

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Principal and selling unitholders

The following table sets forth the beneficial ownership of our common units by certain beneficial owners as of August 1, 2001 and as adjusted to give effect to this offering. Other than as set forth below, no person is known by the general partners to own beneficially more than 5% of our common units. All common units involve sole voting and investment power.

                                      BENEFICIAL OWNERSHIP                           BENEFICIAL OWNERSHIP
                                      BEFORE THIS OFFERING                          AFTER THIS OFFERING(1)
                                      COMMON                   COMMON UNITS SOLD     COMMON
PRINCIPAL AND SELLING UNITHOLDERS      UNITS     PERCENTAGE   IN THIS OFFERING(1)     UNITS     PERCENTAGE
----------------------------------------------------------------------------------------------------------
Cub Investment, LLC(2).............  3,578,779       8.6%         3,018,323           560,456       1.3%
  1221 Avenue of the Americas
  New York, NY 10020
Enron Corp.(3).....................  3,215,452       7.7%                --         3,215,452       7.7%
  1400 Smith Street
  Houston, TX 77002
Duke Energy Corp.(3)...............  2,086,500       5.0%                --         2,086,500       5.0%
  422 So. Church Street
  Charlotte, NC 88242-0011
Haddington/Chase Energy Partners
  (Bear Paw) LP(2).................    837,395       2.0%           706,255           131,140      *
  2603 Augusta, Suite 1130
  Houston, TX 77057
R&K Ventures LLLP..................     43,468      *                43,468                --      *
Jonathon Nixon.....................     24,023      *                24,023                --      *
Chris Conley.......................      6,863      *                 3,500             3,363      *
Stephanie Swanson..................      6,863      *                 3,431             3,432      *
Nancy Rife.........................      4,804      *                 1,000             3,804      *

---------------
 *  Represents ownership of less than 1% of our outstanding common units.

(1) If the underwriters exercise their over-allotment option in full, Cub Investment, LLC and Haddington/Chase Energy Partners (Bear Paw) LP will sell an additional 461,917 and 108,083 common units in this offering, respectively, and will beneficially own 98,539 and 23,057 common units after this offering, respectively, each of which will represent less than 1% of our outstanding common units. Please read "Underwriting" for a discussion of the underwriters' over-allotment option.

(2) The managing members of Cub Investment are J.P. Morgan Partners (23A SBIC), LLC and Haddington Energy Partners LP. The general partner of Haddington Energy Partners is Haddington Ventures, L.L.C. Haddington Ventures is also the general partner of Haddington/ Chase Energy Partners. J.P. Morgan Partners is a limited partner of Haddington/Chase Energy Partners. The information provided is based on the Schedule 13G filed with the Securities and Exchange Commission by both Cub Investment and Haddington/Chase Energy Partners dated April 6, 2001.

(3) Indirect ownership through subsidiaries.

Each of the principal and selling unitholders has entered into lock-up agreements as described under the heading "Underwriting."

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Underwriting

The selling unitholders are severally selling our common units to the underwriters named in the table below pursuant to an underwriting agreement dated the date of this prospectus supplement. The selling unitholders have severally agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the number of common units set forth opposite that underwriter's name in the table below:

                                                                 NUMBER OF
UNDERWRITER                                                   COMMON UNITS
--------------------------------------------------------------------------
UBS Warburg LLC.............................................       988,000
Salomon Smith Barney Inc. ..................................       988,000
A.G. Edwards & Sons, Inc. ..................................       475,000
Lehman Brothers, Inc. ......................................       475,000
Dain Rauscher Incorporated..................................       342,000
First Union Securities, Inc. ...............................       342,000
J.P. Morgan Securities Inc..................................       190,000
                                                              ------------
         Total..............................................     3,800,000
                                                              ============

If the underwriters sell more common units than the total number set forth in the table above, the underwriters have a 30-day option to buy up to an additional 570,000 common units from certain selling unitholders at the offering price set forth on the cover of this prospectus supplement less the underwriting discounts and commissions to cover these sales. If any common units are purchased under this option, the underwriters will severally purchase common units in approximately the same proportion as set forth in the table above. The underwriters are obligated to purchase all the common units (other than those covered by the over-allotment option) if they purchase any of the common units. The following table shows the per unit and total underwriting discounts and commissions the selling unitholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

                                                           PER COMMON UNIT    NO EXERCISE    FULL EXERCISE
----------------------------------------------------------------------------------------------------------
Underwriting discounts and commissions.................               $ 1.60  $  6,080,000   $  6,992,000
Proceeds to the selling unitholders....................                36.10   137,180,000    157,757,000

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $400,000. This estimate includes printing, accounting and legal fees.

Common units sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $0.96 per common unit from the offering price. Any of these securities dealers may resell any common units purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per common unit from the offering price. If all the common units are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

We, our officers, members of the Partnership Policy Committee and general partners who own common units, PEC Midwest, a subsidiary of Duke Energy Corporation, and certain former owners of Bear Paw Energy have agreed, with limited exceptions, not to directly or indirectly sell, offer to sell, pledge, or otherwise dispose of or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to any common units, or securities convertible into or exercisable or exchangeable for common units or rights to acquire common units, for a period of

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UNDERWRITING
--------------------------------------------------------------------------------

60 days from the date of this prospectus supplement, without the prior written consent of UBS Warburg LLC. UBS Warburg LLC, in its sole discretion, may release any of the common units subject to these lock-up agreements at any time without notice.

The common units are listed on the New York Stock Exchange under the symbol
"NBP."

To facilitate this offering of common units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common units. Specifically, the underwriters may overallot in connection with this offering, thus creating a short position in the common units for their own accounts. In addition, to cover over-allotments or to stabilize the price of the common units, the underwriters may bid for, and purchase, the common units in the open market. Finally, the underwriters may reclaim selling concessions allowed to a particular underwriter or dealer for distributing the common units in this offering if the underwriter or dealer repurchases previously distributed common units in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common units above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected in the over-the-counter market or otherwise.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Some of the underwriters have from time to time performed various investment and commercial banking and financial advisory services, participated in the underwriting of debt and equity securities offerings and served as lender or agent under credit facilities for us and our affiliates for which the underwriters have received customary fees and reimbursement of their out-of-pocket expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us and our affiliates in the ordinary course of business.

J.P. Morgan Securities Inc. is an affiliate of J.P. Morgan Partners, which is a managing member and a limited partner of Cub Investment and Haddington/Chase Energy Partners, respectively. Please see "Principal and selling unitholders" in this prospectus supplement. Since the amount of proceeds to be received by the selling unitholders affiliated with J.P. Morgan Partners and J.P. Morgan Securities exceeds 10% of the net proceeds from this offering, this offering of common units is being made pursuant to the provisions of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

Because the National Association of Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules.

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Legal matters

Vinson & Elkins L.L.P. will pass upon the validity of the common units being offered and certain federal income tax matters related to the common units. Certain legal matters with respect to the common units will be passed upon for the underwriters by Andrews & Kurth L.L.P.

Experts

The consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000, incorporated by reference in this prospectus supplement and the accompanying prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

Forward looking statements

This prospectus supplement contains statements that constitute "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In general, any statement other than a statement of historical fact is a forward looking statement. These statements appear in a number of places in this prospectus supplement and include statements regarding our plans, beliefs and expectations with respect to, among other things:

o future acquisitions;

o expected future costs;

o future capital expenditures;

o trends affecting our future financial condition or results of operations; and

o our business strategy regarding future operations.

Any such forward looking statements are not assurances of future performance and involve risks and uncertainties. Actual results may differ materially from anticipated results for a number of reasons, including:

o industry conditions;

o future demand for natural gas in the markets served by our pipelines;

o availability of supplies of Canadian natural gas and the rate of progress of developing those supplies;

o availability and prices of supplies of natural gas in the Powder River, Wind River and Williston Basins and the rate of progress of developing those supplies and developing additional transportation capacity out of the Powder River and Wind River Basins;

o political and regulatory developments that impact Federal Energy Regulatory Commission proceedings involving Northern Border Pipeline and Midwestern;

o competitive developments by Canadian and other U.S. natural gas transmission companies;

o political and regulatory developments in the United States and in Canada; and

o conditions of the capital markets.

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PROSPECTUS

                             5,711,901 COMMON UNITS

                         NORTHERN BORDER PARTNERS, L.P.
                     REPRESENTING LIMITED PARTNER INTERESTS

                            ------------------------

     This prospectus relates to 5,711,901 common units representing limited partner interests in Northern Border Partners that may be offered from time to time by the unitholders named in this prospectus. An offering unitholder may sell none, some or all of the common units offered by this prospectus. We cannot predict when or in what amounts an offering unitholder may sell any of the common units offered by this prospectus. We will not receive any of the proceeds from the sale of common units offered.

     Our common units are traded on the New York Stock Exchange under the symbol "NBP." On July 23, 2001, the last reported sales price of our common units on the New York Stock Exchange was $39.55 per common unit.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE COMMON UNITS OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS JULY 27, 2001.

                               TABLE OF CONTENTS

                                                              PAGE NO.
                                                              --------
The Offered Securities......................................      2
Where You Can Find More Information.........................      2
Cautionary Statement Regarding Forward Looking Statements...      3
Our Business................................................      4
Our Structure...............................................      7
Factors Affecting the Results of Our Strategy...............      8
Common Units................................................      8
Use of Proceeds.............................................      9
Tax Considerations..........................................      9
Offering Unitholders........................................     22
Plan of Distribution........................................     23
Legal Matters...............................................     24
Experts.....................................................     24

     TO UNDERSTAND US AND THE TERMS OF OUR COMMON UNITS, YOU SHOULD CAREFULLY READ THIS DOCUMENT TOGETHER WITH ANY AND ALL PROSPECTUS SUPPLEMENTS BEFORE YOU INVEST. YOU SHOULD ALSO READ THE DOCUMENTS WE HAVE REFERRED YOU TO IN "WHERE YOU CAN FIND MORE INFORMATION" BELOW FOR INFORMATION ON US AND FOR OUR FINANCIAL STATEMENTS.

                             THE OFFERED SECURITIES

     This prospectus is part of a registration statement (No. 333-63566) that we filed with the SEC using a "shelf" registration process. Under this shelf registration process, the former owners of Bear Paw Investments LLC, who are listed under the heading "Offering Unitholders" in this prospectus, may offer from time to time up to 5,711,901 common units representing limited partner interests. An offering unitholder may sell none, some or all of the common units offered by this prospectus. We cannot predict when or in what amounts an offering unitholder may sell any of the common units offered by this prospectus. Prospectus supplements may add, update or change information contained in this prospectus. Therefore, before you invest in the common units, you should read this prospectus, any prospectus supplements and all additional information referenced in the next section.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements, and other information regarding issuers that file electronically. SEC filings are also available on this web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this registration statement, you should always check for SEC reports we may have filed after the date of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all offerings under this registration statement are completed:

     - our annual report on Form 10-K for the year ended December 31, 2000;

     - our quarterly report on Form 10-Q for the quarter ended March 31, 2001;
       and

     - our current report on Form 8-K filed with the SEC on May 17, 2001.

     You may request a copy of these filings at no cost, by making written or telephone requests for such copies to:

        Investor Relations
        Northern Border Partners, L.P.
        1111 South 103rd Street
        Omaha, Nebraska 68124-1000
        Telephone: (877) 208-7318

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

           CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

     This prospectus contains statements that constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Exchange Act. In general, any statement other than a statement of historical fact is a forward looking statement. These statements appear in a number of places in this prospectus and include statements regarding our plans, beliefs and expectations with respect to, among other things:

     - future acquisitions;

     - expected future costs;

     - future capital expenditures;

     - trends affecting our future financial condition or results of operations; and

     - our business strategy regarding future operations.

     Any such forward looking statements are not assurances of future performance and involve risks and uncertainties. Actual results may differ materially from anticipated results for a number of reasons, including:

     - industry conditions;

     - future demand for natural gas in the markets served by our pipelines;

     - availability of supplies of Canadian natural gas and the rate of progress of developing those supplies;

     - availability and prices of supplies of natural gas in the Powder River, Wind River and Williston Basins and the rate of progress of developing those supplies and developing additional transportation capacity out of the Powder River and Wind River Basins;

     - political and regulatory developments that impact Federal Energy Regulatory Commission proceedings involving Northern Border Pipeline and Midwestern Gas Transmission Company;

     - competitive developments by Canadian and other U.S. natural gas transmission companies;

     - political and regulatory developments in the United States and in Canada; and

     - conditions of the capital markets.

                                  OUR BUSINESS

     We were formed in 1993 to acquire, own and manage pipeline and other midstream energy assets through a subsidiary limited partnership, Northern Border Intermediate Limited Partnership. Northern Plains Natural Gas Company, Pan Border Gas Company and Northwest Border Pipeline Company serve as our general partners. Northern Plains and Pan Border are wholly-owned subsidiaries of Enron Corp., and Northwest Border is a wholly-owned subsidiary of The Williams Companies, Inc. We are managed by our partnership policy committee consisting of three members appointed by our three general partners. Our general partners hold an aggregate 2% general partner interest in us, and Northern Plains or its affiliates own common units representing an aggregate 7.6% limited partner interest in us.

INTERSTATE NATURAL GAS PIPELINE SYSTEM

     Northern Border Pipeline System. We own a 70% general partner interest in Northern Border Pipeline. The remaining 30% general partner interest in Northern Border Pipeline is owned by TC PipeLines, LP. Our interest in Northern Border Pipeline currently represents over 65% of our assets and provides us with stable, fixed-rate cash flows. Northern Border Pipeline owns a 1,214-mile United States interstate pipeline system that transports natural gas from the Canadian border at Port of Morgan, Montana to end markets in the midwestern United States. Northern Border Pipeline originally placed its interstate pipeline system in service in 1982 with capacity additions to the pipeline system in 1991 and 1992 and most recently completed The Chicago Project expansion in late 1998. The Chicago Project increased the pipeline system's capacity by 42% to 2.4 billion cubic feet per day on the 822-mile segment of the pipeline and expanded its delivery service to the Chicago market area. As a result of the project, Northern Border Pipeline is able to deliver to Chicago 645 million cubic feet per day, an amount equal to approximately 20% of the natural gas baseload of the local natural gas distribution companies in the Chicago area. An additional expansion project, Project 2000, will expand and extend the pipeline system into Indiana. Project 2000 will afford shippers on the pipeline system access to industrial natural gas consumers in northern Indiana, and we expect it to be in service by November 2001. As a result of the Project 2000 expansion, the pipeline system will have the ability to transport 1.5 billion cubic feet per day from Ventura, Iowa to Harper, Iowa, 844 million cubic feet per day from Harper, Iowa to Manhattan, Illinois and 544 million cubic feet per day on the new extension from Manhattan, Illinois to North Hayden, Indiana.

     The Northern Border Pipeline system has pipeline access to natural gas reserves in the western Canadian sedimentary basin located in the Canadian provinces of Alberta, British Columbia and Saskatchewan, as well as the Williston Basin in the United States. The pipeline system also has access to synthetic gas processed at the Dakota Gasification Plant in North Dakota. Northern Border Pipeline provides its shippers access to markets in the Midwest through interconnecting pipeline facilities, as well as direct access to the Chicago markets. Northern Border Pipeline shippers can arrange transportation, displacement and exchange arrangements with third parties to provide access beyond Chicago to markets throughout the United States.

     The pipeline system consists of 822 miles of 42-inch diameter pipe designed to transport 2.4 billion cubic feet per day from the Canadian border to Ventura, Iowa; 30-inch diameter pipe and 36-inch diameter pipe, each approximately 147 miles in length, designed to transport 1.3 billion cubic feet per day from Ventura, Iowa to Harper, Iowa; and 226 miles of 36-inch diameter pipe and 19 miles of 30-inch diameter pipe designed to transport 645 million cubic feet per day from Harper, Iowa to a terminus near Manhattan, Illinois, which is located in the Chicago area. Along the pipeline there are fifteen compressor stations with total rated horsepower of 476,500 and measurement facilities to support the receipt and delivery of natural gas at various points. Other facilities include four field offices and a communication system.

     The Northern Border Pipeline management committee, which is comprised of three representatives selected by us (one designated by each general partner) and one representative of TC PipeLines, oversees the management of Northern Border Pipeline. Northern Plains operates the pipeline system pursuant to an operating agreement.

     Midwestern Gas Transmission Pipeline System. The Midwestern pipeline system consists of 350 miles of natural gas transmission pipeline and 70,170 compressor horsepower with forward haul design capacity of

650 million cubic feet per day and backhaul capacity of 350 million cubic feet per day. The system consists of a single 30-inch mainline extending from an interconnection with Tennessee Gas Pipeline at Portland, Tennessee to its terminus at Joliet, Illinois. Midwestern serves both the Chicago market as well as markets in Kentucky, southern Illinois and Indiana, including the rapidly growing power generation segment in these areas.

GAS GATHERING AND PROCESSING

     Bear Paw Energy. Through our wholly-owned subsidiary, Bear Paw Energy, we own extensive gathering and processing operations in the Powder River Basin in Wyoming and the Williston Basin in Montana and North Dakota. Bear Paw Energy has approximately 226,000 leasehold production acres under dedication and over 600 miles of gathering lines in the Powder River Basin. In the Williston Basin, Bear Paw Energy has over 2,800 miles of gathering lines and four natural gas processing plants with 90 million cubic feet per day of capacity.

     Crestone. Through our wholly-owned subsidiary, Crestone Energy Ventures, we own 100% of Crestone Gathering Services, a 49% interest in Bighorn Gas Gathering, a 33.33% interest in Fort Union Gas Gathering and a 35% interest in Lost Creek Gathering. Crestone Gathering, Bighorn, Fort Union and Lost Creek collectively own almost 600 miles of natural gas gathering facilities in Wyoming. The gathering facilities interconnect to the interstate gas pipeline grid serving natural gas markets in the Rocky Mountains, the Midwest and California.

     - Crestone Gathering has more than 90,000 leasehold production acres under dedication, 139 miles of gathering lines and 37,389 compressor horsepower in the Powder River Basin. The Crestone Gathering system connects into Fort Union directly and through third party gathering systems.

     - Fort Union gathers coal seam methane gas produced in the Powder River Basin in northeastern Wyoming. Fort Union's system, which consists of 106 miles of gathering lines, is capable of delivering more than 450 million cubic feet per day of coal seam methane gas into the interstate gas pipeline grid. Fort Union has commenced construction of an expansion to increase its system's capacity to 634 million cubic feet per day that is expected to be in service by October 2001.

     - Bighorn gathers coal seam methane gas produced in the Powder River Basin in northeastern Wyoming. Bighorn's system, which consists of 188 miles of gathering lines, is capable of gathering more than 250 million cubic feet per day of coal seam methane gas for delivery to the Fort Union gathering system. Under various agreements, the majority of which are long term, producers have dedicated their reserves to Bighorn, giving Bighorn the right to gather coal seam methane gas produced in areas of Wyoming covering 800,000 acres.

     - Lost Creek gathers natural gas produced from conventional natural gas wells in the Wind River Basin in central Wyoming and has approximately 160 miles of gathering lines. The system is capable of delivering more than 275 million cubic feet per day of natural gas into the interstate gas pipeline grid.

     Canadian Midstream Assets. Through our wholly-owned subsidiary, Border Midstream Services, Ltd., we own Canadian assets which include the Mazeppa and Gladys plants, gas gathering systems and a minority interest in the Gregg Lake/Obed Pipeline. The Mazeppa plant is a sour gas processing plant with 82 million cubic feet per day of combined capacity and associated gathering lines. The Gladys plant is a sour gas processing plant with 5 million cubic feet per day of capacity. The Gregg Lake/Obed Pipeline is comprised of 85 miles of gathering lines with a capacity of 150 million cubic feet per day.

OTHER ASSETS

     We also own Black Mesa Holdings, Inc., which owns a 273-mile coal slurry pipeline originating at a coal mine in Kayenta, Arizona. The coal slurry pipeline transports crushed coal suspended in water to the Mohave Generating Station in Laughlin, Nevada. The capacity of the pipeline is fully contracted to the coal supplier for the Mohave Generating Station through the year 2005. The pipeline is operated by Black Mesa Pipeline

Operations, LLC, our wholly-owned subsidiary. Black Mesa accounts for an immaterial portion of our assets, income and cash flow.

OPERATING AND ADMINISTRATIVE SERVICES

     Northern Plains and NBP Services Corporation, wholly-owned subsidiaries of Enron, provide operating and administrative services for us and our subsidiaries under services and operating agreements. Northern Plains operates the Northern Border Pipeline system and Midwestern, and NBP Services provides administrative services for us and administrative and operating services for Crestone Energy Ventures, Bear Paw Energy and other subsidiaries. Black Mesa's operating services are provided by its own employees. Northern Plains and NBP Services have approximately 320 individuals involved in operating activities. In consideration for their services, NBP Services and Northern Plains are reimbursed for their direct and indirect costs and expenses, including an allocated portion of employee time and Enron's overhead costs. The only individuals that are represented by a labor union or covered by a collective bargaining agreement are approximately 26 of the 58 employees of Black Mesa, who are represented by the United Mine Workers. The operations of the Canadian assets are outsourced to an unaffiliated third party.

OUR BUSINESS STRATEGY

     Our objective is to continue to be a leading, growth-oriented master limited partnership with a goal of increasing our cash flow and distributions to unitholders. We intend to execute our business strategy by:

     - Maintaining the current high utilization of our regulated, interstate pipeline assets, by:

      -- Continuing to develop superior market access for shippers in the regions that we serve

      -- Aggressively pursuing service to new electric generation facilities

      -- Creating and delivering new value-added services beneficial to our customers

     - Increasing the capacity and efficiency of our pipeline, gathering and processing assets, by:

      -- Targeting pipeline expansion supported by long-term, fee-based or fixed-rate contracts

      -- Aggressively controlling operating costs

     - Acquiring additional natural gas-related assets with relatively stable cash flow characteristics and potential for future growth in the United States and Canada

     - Maintaining our strong financial position and our ability to access capital to fund future growth prospects

SECOND QUARTER 2001 RESULTS

     For the second quarter 2001, our recurring net income was $22.9 million or $0.54 per common unit compared to $18.0 million or $0.60 per common unit for the second quarter 2000. The average common units outstanding for the quarter increased by 10 million common units, which reduced earnings per common unit for the quarter compared to the second quarter 2000. Since the beginning of the year, we have issued approximately $350 million of new equity to fund recent acquisitions and position us for future growth.

     Our results for the second quarter 2001 included an extraordinary loss of $1.2 million ($0.03 per common unit), attributable to the restructuring of debt at Black Mesa. We expect the restructuring to result in net interest savings over the remaining life of the debt. Additionally, we recorded a charge, net of minority interest, of $1.2 million ($0.03 per common unit) for an uncollectible receivable from a telecommunications company that had purchased excess capacity on Northern Border Pipeline's communications system.

                                 OUR STRUCTURE

     The following chart depicts our organization, our structure and our interests in Northern Border Pipeline, Bear Paw Energy, Crestone Energy Ventures, Midwestern, Border Midstream Services and Black Mesa Holdings.

                                    (GRAPH)
---------------

(1) Northern Plains, Pan Border and Northwest Border serve as our general partners. Northern Plains and Pan Border are subsidiaries of Enron, and Northwest Border is a subsidiary of The Williams Companies, Inc.

                 FACTORS AFFECTING THE RESULTS OF OUR STRATEGY

     Part of our business strategy is to expand existing assets and acquire additional assets and businesses that will allow us to increase our cash flow and distributions to unitholders. Recently, we have made several acquisitions that significantly increased our asset base and expanded our business beyond interstate natural gas pipeline operations. Unexpected costs or challenges may arise whenever we acquire new assets or businesses. Unlike our regulated interstate natural gas pipeline operations, which provide relatively stable cash flows, the cash flows from our recent acquisitions and other future acquisitions may be less predictable, which could in turn affect the amount of cash we have available for distribution. Successful acquisitions require management and other personnel to devote significant amounts of time to new businesses or integrating the acquired assets with existing businesses. These efforts may temporarily distract management's attention from day-to-day business, the development or acquisition of new assets or businesses and other opportunities.

     Our ability to expand our midstream gas gathering businesses will depend in large part on the pace of drilling and production activity in the Powder River, Wind River and Williston Basins. Drilling and production activity will be impacted by a number of factors beyond our control, including demand for and prices of natural gas, the ability of producers to obtain necessary permits and capacity constraints on natural gas transmission pipelines that transport gas from the producing areas to the Rocky Mountain, Midwest and California markets. If drilling and production activity proceeds at levels that are lower than those projected at the time of the acquisitions, we may not realize the expected increases in income and cash flow.

     Although our business strategy is to pursue fee-based and fixed-rate contracts, some of our gas processing facilities are subject to certain contracts that give us quantities of natural gas and natural gas liquids as payment for our processing services. The income and cash flow from these contracts will be impacted directly by changes in these commodity prices. We have hedged a substantial portion of our commodity price risk under these contracts for 2001 and approximately one-fourth of our commodity price risk for 2002.

     We may need new capital to finance future acquisitions and expansions. If our access to capital is limited, this will impair our ability to execute our growth strategy. As we acquire new businesses and make additional investments in existing businesses, we may need to increase borrowings and issue additional equity in order to maintain an appropriate capital structure. This may impact the market value of our common units.

                                  COMMON UNITS

     We currently have 41,623,014 common units outstanding, representing a 98% limited partner interest. Our common units are our only outstanding limited partner interests. Thus, our equity consists of general partner interests representing in the aggregate a 2% interest and common units representing in the aggregate a 98% limited partner interest. Prior to January 19, 1999, we had outstanding limited partner interests designated as subordinated units, but all of our outstanding subordinated units were converted to common units on that date.

DISTRIBUTIONS

     In general, the general partners are entitled to 2% of all cash distributions, and the holders of common units are entitled to the remaining 98% of all cash distributions, except that the general partners are entitled to incentive distributions if the amount distributed with respect to any quarter exceeds $0.605 per common unit ($2.42 annualized). Under the incentive distribution provisions, the general partners are entitled to 15% of amounts distributed in excess of $0.605 per common unit, 25% of amounts distributed in excess of $0.715 per common unit ($2.86 annualized) and 50% of amounts distributed in excess of $0.935 per common unit ($3.74 annualized). The amounts that trigger incentive distributions at various levels are subject to adjustment in certain events, as described in our partnership agreement. We recently announced an increase in our distribution to $0.7625 per common unit ($3.05 per common unit annualized), effective with the first quarter 2001 distribution.

VOTING

     Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders; provided that, if at any time any person or group owns beneficially 20% or more of all common units, such common units so owned may not be voted on any matter and may not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement.

LISTING

     Our outstanding common units are listed on the New York Stock Exchange under the symbol "NBP." Any additional common units we issue will also be listed on the New York Stock Exchange.

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar for the common units is EquiServe Trust Company, N.A.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of common units by the offering unitholders named in this prospectus.

                               TAX CONSIDERATIONS

     This section is a summary of all the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, expresses the opinion of Vinson & Elkins L.L.P., insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to both Northern Border Partners, L.P. and Northern Border Intermediate Limited Partnership.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

     All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of counsel and are based on the accuracy of the representations made by us.

     No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partners. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

     For the reasons described below, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

          (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "-- Tax Consequences of Unit Ownership -- Treatment of Short Sales");

          (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read
     "-- Disposition of Common Units -- Allocations Between Transferors and Transferees"); and

          (3) whether our method for depreciating Section 743 adjustments is sustainable (please read "-- Tax Consequences of Unit Ownership -- Section 754 Election").

PARTNERSHIP STATUS

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

     No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of the operating partnership as partnerships for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of counsel that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and the representations described below, Northern Border Partners and Northern Border Intermediate Limited Partnership have been and will be classified as partnerships for federal income tax purposes.

     Treasury Regulations pertaining to the classification of entities such as partnerships or corporations for federal income tax purposes were significantly revised effective January 1, 1997. Pursuant to these revised Treasury Regulations, known as the "check-the-box" regulations, entities organized as limited partnerships under domestic partnership statutes are treated as partnerships for federal income tax purposes unless they elect to be treated as corporations. Domestic limited partnerships in existence prior to 1997 and classified as partnerships as of December 31, 1996, under the prior Treasury Regulations generally would continue to be classified as partnerships after 1996 unless they formally elected another form of classification under the "check-the-box" regulations. We have not filed an election to be treated as a corporation under the "check-the-box" regulations, and counsel has rendered its opinion that we were treated as partnerships on December 31, 1996, under the prior Treasury Regulations and continue to be treated as partnerships.

     In rendering its opinion that we have been and will continue to be treated as partnerships for federal income tax purposes, our counsel has relied on the following factual representations that we and our general partners made about Northern Border Partners and Northern Border Intermediate Limited Partnership:

     - Neither Northern Border Partners nor Northern Border Intermediate Limited Partnership will elect to be treated as a corporation;

     - Each partnership has operated and will continue to operate in accordance with applicable state partnership statutes, the partnership agreements and in the manner described in this prospectus; and

     - For each taxable year, more than 90% of our gross income will be income from sources that, in our counsel's opinion, generates "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code, as described below.

     Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation and marketing of any mineral or natural resource. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partners and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our current gross income constitutes qualifying income.

     If we fail to satisfy the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

     If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

     The discussion below is based on the conclusion that we will be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

     Unitholders who have become limited partners of Northern Border Partners will be treated as partners of Northern Border Partners for federal income tax purposes. Also:

     - assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

     - unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel's opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

     A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "-- Tax Consequences of Unit Ownership -- Treatment of Short Sales."

     Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

TAX CONSEQUENCES OF UNIT OWNERSHIP

  Flow-through of Taxable Income

     We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

  Treatment of Distributions

     Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "-- Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including our general partners, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "-- Limitations on Deductibility of Losses."

     A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively, "Section 751 assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 assets and having exchanged those assets with us in return for the non-pro rata portion of the distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 assets deemed relinquished in the exchange.

  Basis of Common Units

     A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt which is recourse to our general partners, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read
"-- Disposition of Common Units -- Recognition of Gain or Loss."

  Limitations on Deductibility of Losses

     The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

     In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

     The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

     A unitholder's share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

  Limitations on Interest Deductions

     The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." The IRS has indicated that net passive income from a publicly-traded partnership is investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

     - interest on indebtedness properly allocable to property held for investment;

     - our interest expense attributed to portfolio income; and

     - the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

     The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

  Entity-Level Collections

     If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or our general partners or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

  Allocation of Income, Gain, Loss and Deduction

     In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partners and the unitholders in accordance with their percentage interests in us. If we have a net loss for the entire year, that loss will be allocated first to the general partners and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partners.

     An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of contributed property, and "tax" capital account, credited with the tax basis of contributed property, referred to in this discussion as the "book-tax disparity," will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the partners in profits and losses, the interest of all the partners in cash flow and other nonliquidating distributions and rights of all the partners to distributions of capital upon liquidation.

     Counsel is of the opinion that, with the exception of the issues described in "-- Tax Consequences of Unit Ownership -- Section 754 Election" and
"-- Disposition of Common Units -- Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

  Treatment of Short Sales

     A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

     - any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

     - any cash distributions received by the unitholder as to those units would be fully taxable; and

     - all of these distributions would appear to be ordinary income.

     Counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read "-- Disposition of Common Units -- Recognition of Gain or Loss."

  Alternative Minimum Tax

     Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

  Tax Rates

     In general the highest effective United States federal income tax rate for individuals beginning July 1, 2001 is 38.6% and the maximum United States federal income tax rate for net capital gains of an individual for 2001 is 20% if the asset disposed of was held for more than 12 months at the time of disposition.

  Section 754 Election

     We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components:
(1) his share of our tax basis in our assets ("common basis") and (2) his
Section 743(b) adjustment to that basis.

     Treasury Regulations under Section 743 require a portion of the Section 743(b) adjustment attributable to property subject to cost recovery deductions under Section 168 to be recovered over the remaining cost recovery period for the Section 704(c) built-in gain in such property. Recently finalized Treasury Regulations under Section 197 similarly require a portion of the Section 743(b) adjustment attributable to amortizable section 197 intangibles to be amortized over the remaining amortization period for the Section 704(c) built-in gain in such intangibles. These Treasury Regulations apply only to partnerships that have adopted the remedial method, which we may adopt. If a different method is adopted, the Section 743(b) adjustment attributable to property subject to cost recovery deductions under Section 168 or amortization under Section 197 must be taken into account as if it were newly-purchased property placed in service when the transfer giving rise to the Section 743(b) adjustment occurs. Regardless of the method adopted, Treasury Regulation Section 1.167(c)-1(a)(6) requires the portion of a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code to be depreciated using either the straight-line method or the 150% declining balance method.

     Under our partnership agreement, our general partners are authorized to adopt a convention to preserve the uniformity of units even if that convention is not consistent with specified Treasury Regulations. Although our counsel is unable to opine as to the validity of such an approach, we intend to adopt a method to depreciate and amortize the Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property that will preserve the uniformity of units.

     The method we adopt for amortizing and depreciating the Section 743(b) adjustment may be inconsistent with the Treasury Regulations. If the IRS successfully challenged our method for depreciating or amortizing the Section 743(b) adjustment, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions.

     A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and a smaller share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

     The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

TREATMENT OF OPERATIONS

  Accounting Method and Taxable Year

     We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "-- Disposition of Common Units -- Allocations Between Transferors and Transferees."

  Valuation and Tax Basis of Our Properties

     The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

DISPOSITION OF COMMON UNITS

  Recognition of Gain or Loss

     Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

     Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than his original cost.

     Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 20%. However, a portion of this gain or loss, which may be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted basis for all those interests. Upon a sale or disposition of less than all of those interests, a portion of that basis must be allocated to the interests sold using an "equitable apportionment" method. The IRS has recently finalized regulations under Section 1223 of the Internal Revenue Code that make it clear that this ruling applies to publicly traded partnerships such as us. These recently finalized regulations would, however, allow a selling unitholder who can identify the units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the proposed regulations.

     Specific provisions of the Internal Revenue Code affect the taxation of partnership interests by treating a taxpayer as having sold an appreciated partnership interest (one in which gain would be recognized if it were sold, assigned or terminated at its fair market value), if the taxpayer or related persons enter(s) into:

     - a short sale;

     - an offsetting notional principal contract; or

     - a futures or forward contract with respect to the partnership interest or substantially identical property.

     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

  Allocations Between Transferors and Transferees

     In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the last day of the preceding month (the "allocation date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the allocation date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

     The use of this method may not be permitted under existing Treasury Regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury Regulations.

     A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

  Notification Requirements

     A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

  Constructive Termination

     We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

  Uniformity of Units

     Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "-- Tax Consequences of Unit Ownership -- Section 754 Election."

     Under our partnership agreement, our general partners are authorized to adopt a depreciation and amortization convention to preserve the uniformity of units even if that convention is not consistent with specified Treasury Regulations. Although our counsel is unable to opine as to the validity of such an approach, we intend to adopt a method to depreciate and amortize the Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property that will preserve the uniformity of units. The method we adopt for amortizing and depreciating the Section 743(b) adjustment may be inconsistent with certain Treasury Regulations. Please read "Tax Consequences of Unit Ownership -- 754 Election." The IRS may challenge any method of depreciating and amortizing the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "-- Disposition of Common
Units --  Recognition of Gain or Loss."

  Tax-Exempt Organizations and Other Investors

     Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

     Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

     A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

     Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. And, under rules applicable to publicly traded partnerships, we will withhold tax at the highest effective United States federal income tax rate for individuals from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 or applicable substitute form in order to obtain credit for these withholding taxes.

     In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

ADMINISTRATIVE MATTERS

  Information Returns and Audit Procedures

     We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

     The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement names Northern Plains as our Tax Matters Partner.

     The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a

1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

  Nominee Reporting

     Persons who hold an interest in us as a nominee for another person are required to furnish to us:

          (a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

          (b) whether the beneficial owner is

             (1) a person that is not a United States person,

             (2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

             (3) a tax-exempt entity;

          (c) the amount and description of units held, acquired or transferred for the beneficial owner; and

          (d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

  Registration as a Tax Shelter

     The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, we have registered as a tax shelter with the Secretary of Treasury because of the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. Our tax shelter registration number is 93271000031.

     ISSUANCE OF THIS REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS.

     A unitholder who sells or otherwise transfers a unit must furnish our tax shelter registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. In addition, unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

  Accuracy-related Penalties

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

          (1) for which there is, or was, "substantial authority," or

          (2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

     More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

  State, local and other tax considerations

     In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. You will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "-- Tax Consequences of Unit Ownership -- Entity-Level Collections."

     It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns, that may be required of him. Counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

                              OFFERING UNITHOLDERS

     On March 30, 2001, we acquired Bear Paw Investments for cash and common units. In connection with the acquisition, we agreed to register the resale by the offering unitholders of the common units issued in the acquisition.

     The information in the table below is as of June 15, 2001 and is based upon information provided by the offering unitholders.

                                                                                            UNITS TO     PERCENT OF
                                                                                            BE OWNED     OUTSTANDING
                                                              UNITS OWNED      UNITS TO       AFTER      UNITS AFTER
NAME                                                        BEFORE OFFERING   BE OFFERED   OFFERING(1)   OFFERING(2)
----                                                        ---------------   ----------   -----------   -----------
Cub Investment, LLC(3)....................................     3,578,779      3,578,779        --             *
Haddington/Chase Energy Partners (Bear Paw) LP............       837,395        837,395        --             *
Cleveptnrs................................................        44,161         44,161        --             *
Thomas J. Edelman(4)......................................       418,253        418,253        --             *
Thomas Edelman Irrevocable Trust fbo Eleanor A. Edelman...        17,159         17,159        --             *
Thomas Edelman Irrevocable Trust fbo Elizabeth A.
  Edelman.................................................        17,159         17,159        --             *
The Albert I. Edelman, Eleanor W. Edelman and Thomas J.
  Edelman Irrevocable Trust fbo Jennifer Edelman Lemler...         6,040          6,040        --             *
The Albert I. Edelman, Eleanor W. Edelman and Thomas J.
  Edelman Irrevocable Trust fbo Cornelia S. Edelman.......         6,040          6,040        --             *
The Albert I. Edelman, Eleanor W. Edelman and Thomas J.
  Edelman Irrevocable Trust fbo Gwen A. Edelman...........         6,040          6,040        --             *
Robert J. Clark(4)........................................       152,180        152,180        --             *
Bear Cub Investments, LLC (4)(5)..........................       225,000        225,000        --             *
Betty Duffell.............................................         3,431          3,431        --             *
R&K Ventures..............................................        43,468         43,468        --             *
Michael R. Henderson(6)...................................        82,298         82,298        --             *
Pierce H. Norton, Jr.(7)..................................        75,121         75,121        --             *
Carl J. Holmgren..........................................        31,707         31,707        --             *
Dixie Forrester(8)........................................        13,041         13,041        --             *
Linda McNamee(8)..........................................        13,041         13,041        --             *
Richard VandeBossche(8)...................................        16,473         16,473        --             *
Cindy K. Rucker...........................................         6,863          6,863        --             *
Chris M. Conley(8)........................................         6,863          6,863        --             *
Bruce A. Duval............................................        20,591         20,591        --             *
Terry Herauf(8)...........................................         6,863          6,863        --             *
Christine M. Eklund.......................................         4,804          4,804        --             *
Nancy Rife................................................         4,804          4,804        --             *
Jonathan Nixon............................................        24,023         24,023        --             *
Stephanie Swanson.........................................         6,863          6,863        --             *
Jon Whitney...............................................         3,431          3,431        --             *
Dean A. Volesky(8)........................................         6,863          6,863        --             *
Michael D. Rafter(8)......................................         5,697          5,697        --             *
Michael A. Armstrong......................................         3,431          3,431        --             *
John O. Quinnell..........................................         3,431          3,431        --             *
Security Trust Company, Trustee fbo Bear Paw Energy LLC
  Deferred Compensation Plan fbo Michael R. Henderson.....         6,863          6,863        --             *
Security Trust Company, Trustee fbo Bear Paw Energy LLC
  Deferred Compensation Plan fbo Pierce H. Norton.........         6,863          6,863        --             *
Security Trust Company, Trustee fbo Bear Paw Energy LLC
  Deferred Compensation Plan fbo Nancy Rife...............         3,431          3,431        --             *
Security Trust Company, Trustee fbo Bear Paw Energy LLC
  Deferred Compensation Plan fbo Christine M. Eklund......         3,431          3,431        --             *

---------------

(1) The number of common units shown in this column assumes that each offering unitholder sells all of the common units offered by this prospectus that are owned by such offering unitholder and that prior to the sale of such common units such offering unitholder does not acquire additional common units. An offering unitholder may sell none, some or all of the common units offered by such offering unitholder pursuant to this prospectus or may acquire additional common units.

(2) An asterisk indicates ownership of less than 1% of our outstanding common units.

(3) Cub Investment may distribute the common units owned by it to its two members, J.P. Morgan Partners (23A SBIC), LLC and Haddington Energy Partners, L.P., in accordance with their membership interests, and such members may, in turn, distribute the common units to their affiliates. For the purposes of this prospectus, J.P. Morgan Partners, Haddington Energy Partners and any of their affiliated distributees shall be offering unitholders with regard to any common units that may be distributed to them by Cub Investment, and the resale of those common units by J.P. Morgan Partners, Haddington Energy Partners and any of their affiliated distributees shall be covered by this prospectus. If required, the affiliated distributees of J.P. Morgan Partners and Haddington Energy Partners will be named in a prospectus supplement.

(4) Thomas J. Edelman and Robert J. Clark are members of Bear Cub Investments, LLC. Bear Cub Investments' wholly owned subsidiary, Lodgepole Energy Marketing, LLC, and Bear Paw Energy are parties to that certain Natural Gas Liquids Marketing Agreement dated April 1, 2001, under which Lodgepole has agreed to purchase natural gas liquids from Bear Paw Energy.

(5) Bear Cub Investments did not receive common units in our acquisition of Bear Paw Investments. Bear Cub Investments received 112,500 common units from each of Thomas J. Edelman and Robert J. Clark as a capital contribution.

(6) Michael R. Henderson was a vice president of Bear Paw Energy from the time it was acquired by us until June 15, 2001.

(7) Pierce H. Norton, Jr. is currently a vice president of Bear Paw Energy.

(8) These offering unitholders are currently employees of Bear Paw Energy.

                              PLAN OF DISTRIBUTION

     The common units offered by this prospectus are subject to certain restrictions under the Acquisition Agreement, dated as of March 14, 2001, among us, the offering unitholders and others. In connection with our underwritten public offering which closed on May 22, 2001, certain of the offering unitholders agreed not to sell common units on any securities exchange or engage in any derivative transaction that would result in such sale until the expiration of 90 days after the commencement of the public offering without the prior written consent of Salomon Smith Barney, Inc. Subject to those restrictions, offering unitholders (and their successors entitled to registration rights) who have less than 15,000 common units indicated next to their name on the table in the "Offering Unitholders" section of this prospectus may sell the common units offered by this prospectus from time to time (a) in one or more transactions on the New York Stock Exchange at prevailing market prices and (b) in underwritten public offerings. Also subject to the restrictions above, offering unitholders (and their successors entitled to registration rights) who have more than 15,000 common units indicated next to their name on the table in the "Offering Unitholders" section of this prospectus may sell the common units offered by this prospectus from time to time in one or more transactions on the New York Stock Exchange or any other exchange or quotation system on which our common units may be listed or quoted, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The common units may be offered directly to or through underwriters or agents designated from time to time or to or through brokers or dealers, or through any combination of these methods of sale. In addition to the methods of distribution set forth in clauses (a) and (b) of this paragraph the methods by which the offering unitholders who have more than 15,000 common units indicated next to their name in the table in the "Offering Unitholders" section of this prospectus, may sell such common units also include:

     - a block trade (which may involve crosses) in which the broker or dealer will attempt to sell the common units as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

     - secondary distributions in accordance with the rules of the New York Stock Exchange;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     - firm commitment or best efforts underwritings; and

     - privately negotiated transactions.

     An underwriter, agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the offering unitholders or the purchasers of the common units for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an exchange on which our common units are traded may be engaged to act as an offering unitholder's agent in the sale of common units by such offering unitholder.

     Any person who may be deemed to be an "underwriter" within the meaning of the Securities Act will be named in a prospectus supplement, and any underwriting discounts, commissions or fees received by such persons may be deemed to be underwriting commissions or discounts under the Securities Act.

     We have agreed to indemnify the offering unitholders against certain liabilities that they may incur in connection with the sale of the common units registered under this prospectus, including liabilities arising under the Securities Act. Agents, underwriters, brokers and dealers may be entitled under agreements entered into by the offering unitholders or us to indemnification against certain civil liabilities, including liabilities under the Securities Act.

     We cannot assure you that any of the offering unitholders will sell any or all of the common units offered by this prospectus.

                                 LEGAL MATTERS

     Vinson & Elkins L.L.P. has passed upon the validity of the common units offered in this prospectus and the material federal income tax considerations regarding the common units.

                                    EXPERTS

     The consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000, incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     [NORTHERN BORDER PARTNERS, L.P. LOGO]   Northern Border Partners, L.P.